Exhibit A

Husky Energy Tailors Capital Spending to Deliver on Balanced Growth Strategy

Calgary, Alberta (December 17, 2014) – Husky Energy’s balanced growth strategy and diverse project portfolio continue to support its business objectives and provide significant flexibility in a weak commodity price environment.

“We continue to steer a steady ship through stormy waters,” said CEO Asim Ghosh. “Our strong financial position and resilient portfolio are helping weatherproof our business against current market conditions.”

Production growth in 2015 will be back-weighted towards the end of the year, with volumes averaging 325,000 to 355,000 barrels of oil equivalent per day (boe/day). The forecast reflects natural production declines as well as several planned turnarounds that are expected to impact production by about 8,000 boe/day. It also takes into account rig availability at the South White Rose satellite extension, which is now expected to start up in mid-2015.

Approximately 40,000 barrels per day (bbls/day) in new production is expected to come onstream in the second half of 2015 from the Sunrise Energy Project, the Rush Lake thermal project, South White Rose and the Hibernia-formation well beneath the North Amethyst field.

By the end of 2016, about half of Husky’s total production will be from low sustaining capital cost projects. The Company continues to advance long-life, high quality return projects, including its suite of heavy oil thermal developments and Sunrise. Projects currently in development are expected to add about 85,000 net bbls/day by the end of 2016.

Near-Term Projects	Business	First Production	Forecast Net Peak Production (bbls/day)
Sunrise Energy Project Plant 1A	Oil Sands	Q1/15	15,000 (mid-2016)
Sunrise Energy Project Plant 1B	Oil Sands	Q3/15	15,000 (late 2016)
South White Rose Extension	Atlantic Region	Mid-Year 2015	15,000
North Amethyst Hibernia well	Atlantic Region	Q3/15	5,000
Rush Lake	Heavy Oil Thermal	Q3/15	10,000
Edam East	Heavy Oil Thermal	Q3/16	10,000
Edam West	Heavy Oil Thermal	Q4/16	3,500
Vawn	Heavy Oil Thermal	Q4/16	10,000

With the Company’s two major capital investments largely complete, namely the Liwan Gas Project and Sunrise, the 2015 capital budget will be $3.4 billion. This reflects prudent capital management and pacing of the Company’s growth projects and exploration plans.

“With a focus on business fundamentals and capital efficiency, we have a clear line of sight to continued production and reserves growth while maintaining financial strength and providing for our strong dividend,” said Ghosh.

RECENT DEVELOPMENTS

Significant Increase to Heavy Oil Resources

Husky has rejuvenated its legacy Heavy Oil business over the past four years through thermal developments. Thermal production has risen from 18,000 bbls/day in 2010 to 45,000 bbls/day in 2014 and is expected to rise to 80,000 bbls/day by the end of 2016.

An updated resource assessment has provided a comprehensive map to further identify and develop additional thermal projects. The independent evaluation conducted by Sproule Unconventional Limited has now significantly increased the overall best estimate contingent resources in the region from 107 million barrels to 1.9 billion barrels, of which 54 percent has the potential to be recovered using thermal technology.

Total heavy oil initially in place is estimated to be 17 billion barrels, of which 16 billion barrels are discovered heavy oil initially in place.

Production Rising at Liwan Gas Project as Liuhua 34-2 Field Comes Online

The Liwan Gas Project in the South China Sea continues to ramp up production, with fixed-price sales gas volumes expected to average between 290 to 320 million cubic feet per day (mmcf/day gross) in 2015. This compares to average gross production of 200 to 220 mmcf/day in the third quarter of 2014.

The Liuhua 34-2 well has been tied into the main Liwan field infrastructure and production has commenced.

Husky’s net share of production from Liwan in 2015 is expected to be 160 to 195 mmcf/day, with an additional 5,000 to 7,000 boe/day of liquids.

Sunrise Energy Project Commences Steam Injection

Steaming operations began earlier this month at the in situ Sunrise Energy Project in northern Alberta. Steam is now being injected into wells with first oil expected towards the end of the first quarter of 2015.

Phase 1 production is expected to ramp up to full capacity of 60,000 bbls/day (30,000 bbls/day net to Husky) over a two-year period.

BUSINESS PLAN

Husky will continue to execute on its balanced growth strategy in 2015. This includes a focus on safe operations, a strong balance sheet, a strong dividend and steady production and reserves growth from a diverse and flexible portfolio.

The Company expects to deliver a series of high quality return projects in 2015, while staging its mid to longer-term projects to further manage risk and provide reliable steady earnings and cash flow.

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NEAR-TERM PORTFOLIO HIGHLIGHTS (2015-2016)

Heavy Oil

Husky is advancing a strong pipeline of long-life, high quality return heavy oil thermal projects. Assuming a flat $60 West Texas Intermediate (WTI) price over the life of the projects, full cycle rates of return are approximately 15 percent. New thermals include:

•	First oil from the 10,000 bbls/day Rush Lake heavy oil thermal project is planned for the third quarter of 2015.

•	The 10,000 bbls/day Edam East thermal project is scheduled to be brought onstream in the third quarter of 2016.

•	The 3,500 bbls/day Edam West thermal project is expected to start up in the fourth quarter of 2016.

•	The 10,000 bbls/day Vawn thermal development is scheduled to begin production in the fourth quarter of 2016.

Western Canada

The Company’s near-term focus in Western Canada includes continued activity on a high-graded selection of resource plays. At the liquids-rich Ansell gas play, assuming a flat $60 WTI price over the life of the project, full cycle rates of return are in the low teens.

•	Ansell is currently producing 18,500 boe/day, with average annual volumes expected to rise to more than 20,000 boe/day by the end of 2016.

•	Husky plans to drill between 15 to 20 wells on the Ansell play in 2015.

•	Oil resource plays, including the Oungre Bakken and Viking developments, will be advanced at a measured pace in line with commodity price recovery.

Downstream

Husky continues to build additional flexibility into its Downstream infrastructure to further improve feedstocks, product range and market access.

•	Downstream throughputs are expected to be approximately 300,000 bbls/day in 2015.

•	The South Saskatchewan gathering system is being extended to accommodate growing heavy oil thermal production in the Lloydminster region.

•	A recycle gas compressor at the partner-operated Toledo refinery has been brought online and is expected to improve overall plant performance.

Asia Pacific Region

Production at the Liwan Gas Project offshore mainland China has ramped up. Liwan receives a fixed gas price and provides for a full cycle rate of return of about 10 percent.

•	Average gross sales volumes from Liwan in 2015, including Liuhua 34-2, are expected to increase to a range of 290 to 320 mmcf/day compared to 200 to 220 mmcf/day (gross) in the third quarter of 2014.

•	Husky’s net share of production from Liwan in 2015 is expected to be 160 to 195 mmcf/day plus 5,000 to 7,000 boe/day of liquids.

•	Offshore Indonesia, four natural gas projects are being advanced in the Madura Strait and the Company recently awarded a contract for an FPSO (floating production, storage and offloading) vessel to support development of the liquids-rich BD field.

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Oil Sands

Steam injection has commenced at the Sunrise Energy Project.

•	First oil from Plant 1A is expected towards the end of the first quarter of 2015.

•	Commissioning continues on Plant 1B, which is forecast to begin steaming in mid-2015, with production following several months later.

Atlantic Region

Husky is preparing to begin production from the South White Rose satellite extension. Assuming a flat $60 WTI price over the life of the project, full cycle rates of return are approximately 15 percent. The Company is also advancing an appraisal program to assess the commercial potential of discoveries in the Flemish Pass.

•	South White Rose is scheduled to start up in mid-year 2015, with expected peak production of approximately 15,000 bbls/day (net).

•	The Hibernia-formation well beneath North Amethyst is scheduled to begin production in the third quarter of 2015 and ramp up to anticipated peak production of 5,000 bbls/day (net).

•	Husky and its partner have commenced an 18-month appraisal and exploration drilling program in the Flemish Pass offshore Newfoundland and Labrador, including the area of the Bay du Nord discovery. Husky holds a 35 percent working interest in the Bay du Nord discovery.

MID-TERM PORTFOLIO HIGHLIGHTS (2017-2019)

The Company’s mid-term objectives include rolling out a suite of heavy oil thermal projects and progressing other high-return developments.

•	Two additional heavy oil thermal developments are in the planning stages:

¡	3,500 bbls/day project

¡	10,000 bbls/day project

•	The Sunrise Energy Project is expected to be producing at full capacity of 60,000 bbls/day (30,000 bbls/day net to Husky).

•	First gas is scheduled from four shallow water gas projects in the Madura Strait offshore Indonesia, with anticipated volumes of 100 mmcf/day of gas and 2,400 boe/day of liquids.

¡	The BD field is scheduled to start up in 2017

¡	The MDA and MBH fields are on track to commence operations in the 2017 to 2019 timeframe

¡	The MDK field is scheduled to start up in the 2017 to 2019 timeframe

•	The Lima Refinery’s crude oil flexibility project will support the Company’s growing suite of heavy oil thermal projects. The refinery is being positioned to process up to 40,000 bbls/day of heavy oil in the 2018-2019 timeframe, while maintaining its ability to swing between light and heavy oil to capture the best market pricing.

LONG-TERM PORTFOLIO HIGHLIGHTS (2020+)

Husky’s long-term focus is the advancement of key projects in Heavy Oil, Oil Sands and the Atlantic Region to provide for steady earnings and cash flow. These include:

•	An additional 20,000 bbls/day from two planned 10,000 bbls/day heavy oil thermal developments.

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•	Leveraging its extensive thermal expertise, the Company plans to commence production from the first 10,000 bbls/day project at McMullen.

•	The next phase of the Sunrise Energy Project is scheduled.

•	In the Atlantic Region, the West White Rose field is expected to begin production, subject to final Company, partner and regulatory approvals.

•	Subject to ongoing appraisal and evaluation, Husky expects to progress the Bay du Nord discovery in the Flemish Pass towards commercial production.

•	Further projects are planned to increase Downstream flexibility of feedstocks, product range and market access, including potential expansion of storage and pipeline infrastructure.

•	Additional opportunities are being evaluated to advance projects across the Company’s extensive portfolio.

2015 PRODUCTION GUIDANCE

Production in 2015 is forecast to average in the range of 325,000 to 355,000 barrels of oil equivalent per day (boe/day), with the majority of new projects ramping up later in the year. Approximately 40,000 bbls/day in new production is expected by late 2015 from Sunrise, the Rush Lake thermal project, the South White Rose extension and the Hibernia-formation well beneath the North Amethyst field.

The forecast reflects natural production declines as well as several planned turnarounds that are expected to impact production by about 8,000 boe/day. It also takes into account rig availability at the South White Rose satellite extension, which is now expected to start up in mid-2015.

Reserves replacement is expected to continue to outpace production.

Production Guidance	Forecast 2014	Guidance 2015
Light / Medium Oil and NGLs (mbbl/day)	105	100 – 107
Heavy Oil and Bitumen (mbbl/day)	132	125 – 135
Natural Gas Asia Pacific (mmcf/day)	114	160 –195
(mboe/day)	19	27 – 33

Subtotal – Crude Oil, NGLs and Asia Pacific Gas	256	252 –275

Natural Gas Canada (mmcf/day)	508	440 –480
(mboe/day)	85	73 – 80

Total Production (mboe/day)	341	325 – 355

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2015 CAPITAL EXPENDITURE PROGRAM

The 2015 capital expenditure program is $3.4 billion, with approximately $1.5 billion for upstream sustaining and maintenance capital.

The plan includes an ongoing focus on safe and reliable operations, business fundamentals and capital efficiency. It also reflects an adjustment to the heavy oil CHOPS program, conventional drilling and a phased exploration schedule in Western Canada.

The planned $1.2 billion US capital contribution payable to Sunrise Energy Project partner BP in 2015 is expected to be refinanced and is currently accounted for on the balance sheet.

Capital Expenditure Guidance(1)	Forecast 2014 ($billions)	Guidance 2015 ($billions)
Upstream
Western Canada	1.2	0.6
Heavy Oil	1.3	1.0
Oil Sands	0.6	0.2
Atlantic Region	0.7	0.6
Asia Pacific	0.5	0.2

Upstream Total	4.3	2.6

Downstream	0.7	0.7
Corporate	0.1	0.1

Total	5.1	3.4

(1)	All amounts exclude capitalized interest and administration.

Q4 2014 FORECAST / 2014 MAINTENANCE AND TURNAROUND PLANS

Husky is on target to achieve its annual production guidance for 2014 with production forecast to be approximately 341,000 boe/day, an increase of about nine percent from 2013.

Capital expenditures in 2014 are expected to be approximately $5.1 billion. This reflects the final cost of the Sunrise Energy Project and the start of an appraisal drilling program in the Bay du Nord discovery area in the Atlantic Region.

Maintenance and turnaround events for the fourth quarter of 2014 include:

Upstream

•	Deferral of 1,400 boe/day production (net to Husky) related to a turnaround on the partner-operated Terra Nova FPSO.

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Downstream

•	A scheduled 42-day turnaround at the Lloydminster Upgrader was completed, with operating capacity maintained at about 80 percent during the maintenance period.

•	Unplanned interruptions on third-party feedstock pipelines resulted in reduced throughputs at the Lima Refinery. The refinery ran at a reduced rate for approximately 12 days in October.

2015 MAINTENANCE AND TURNAROUND PLANS

Upstream

•	A three-week maintenance shutdown is planned at the Tucker heavy oil thermal project in May 2015 to tie in a new pad.

•	Planned turnarounds at the Ansell liquids-rich gas resource development and Ram River plant in Western Canada are expected to have an impact of about 4,700 boe/day over the second quarter.

•	Other scheduled third-party shutdowns are anticipated to impact Western Canada production by approximately 3,300 boe/day in the third quarter.

•	Partial shut-downs are scheduled at several heavy oil thermal projects to perform routine maintenance, with an estimated aggregate impact of 8,000 bbls/day in June.

•	An 18-day turnaround on the SeaRose FPSO vessel is set for the third quarter of 2015.

•	A 28-day turnaround on the Terra Nova FPSO is expected to start in June 2015. A concurrent 90-day inspection of the vessel’s main power generator is expected to further curtail production.

•	Unplanned third-party turnarounds and outages in Western Canada are anticipated to continue in 2015.

Downstream

•	Third-party pipeline curtailments have the potential of impacting throughput at the Lima Refinery by up to 15,000 bbls/day in 2015, however Husky has mitigated most of the impact to date through additional supply on other pipelines and other short-term pipeline transactions.

•	A turnaround at the partner-operated refinery in Toledo is scheduled to commence in the third quarter of 2015.

CONFERENCE CALL

A conference call will be held on Wednesday, December 17 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss today’s announcements. To listen live, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, COO Rob Peabody, Acting CFO Darren Andruko and Senior Downstream VP Bob Baird will participate in the call. To listen to a recording of the call, available at 11 a.m. Mountain Time on December 17, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010

Passcode:	2658 followed by the # sign
Duration:	Available until Monday, January 19, 2015

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An audio webcast of the conference call will be available for approximately 90 days at www.huskyenergy.com under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; anticipated timing and volumes of production growth in 2015 and 2016; anticipated impacts of planned turnarounds on production volumes in 2015; anticipated timing and proportion of production from low sustaining capital cost projects; the Company’s expected 2015 capital budget; expected delivery of a series of high quality return projects in 2015; the Company’s 2014 capital expenditure forecast and 2015 capital expenditure guidance, including guidance for specified areas and product types; ability of the Company to achieve its annual production guidance for 2014; the Company’s 2014 production forecast and 2015 production guidance, including guidance for specified areas and product types; anticipated timing of first production and forecast net peak daily production from the Company’s slate of near-term projects; anticipated timing of certain milestones in the Company’s mid-term and long-term objectives; anticipated ability of reserves replacement to outpace production; planned refinancing of a capital contribution payable in connection with the Sunrise Energy Project; planned maintenance and turnaround events for the fourth quarter of 2014; 2015 maintenance and turnaround plans at the Company’s Upstream and Downstream projects;

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•	with respect to the Company’s Asia Pacific Region: expected average daily volumes of production from the Liwan Gas Project in 2015; anticipated increase in sales gas volumes and Husky’s net share of production from the Liuhua 34-2 well and the Liwan Gas Project; the Company’s anticipated net share of production, including additional liquids, from Liwan in 2015;

•	with respect to the Company’s Atlantic Region: anticipated timing of start-up at the South White Rose satellite extension; scheduled timing of start up, and expected volumes of peak production, at South White Rose; scheduled timing of first production and anticipated volumes of peak production from the Hibernia-formation well beneath North Amethyst;

•	with respect to the Company’s Oil Sands properties: anticipated timing and volumes of production at the Company’s Sunrise Energy Project; anticipated timing of first oil from Plant 1A; anticipated timing of steaming and production from Plant 1B; anticipated timing of ramp up to full capacity of Phase 1 production and expected ability of the Sunrise Energy Project to provide steady production, earnings and cash flow over the long term;

•	with respect to the Company’s Heavy Oil properties: anticipated growth of production from thermal developments through 2016 and anticipated timing and daily volumes of production at the Company’s Rush Lake, Edam East, Edam West and Vawn thermal developments;

•	with respect to the Company’s Western Canadian oil and gas resource plays: anticipated increases in daily production volumes from the Company’s Ansell liquids-rich gas resource play; 2015 drilling plans at the Ansell play; plans and anticipated timing for advancing oil resource plays, including the Oungre Bakken and Viking developments;

•	with respect to the Company’s Downstream operating segment: expected daily volumes of downstream throughputs in 2015; and the expected impact of the recycle gas processor at the Toledo Refinery.

In addition, statements relating to “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2013 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise stated, resource estimates in this news release have an effective date of December 31, 2013 and represent Husky’s share. Unless otherwise noted, historical production numbers given represent Husky’s share.

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The analysis of individual properties as reported herein was conducted within the context and scope of an evaluation of a unique group of properties in aggregate. Use of this report outside of this scope may not be appropriate.

The Company has disclosed best-estimate contingent resources in this news release. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Best estimate as it relates to resources is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. There is no certainty as to the timing of such development.

Specific contingencies preventing the classification of contingent resources at the Company’s heavy oil discoveries as reserves include: it may not be viable to develop the estimated volumes in an economic manner; the formulation of concrete development plans to pursue development of the large inventory of primary and Enhanced Oil Recovery (“EOR”) opportunities; Company commitment to dedicate the required capital to develop the inventory of opportunities; large inventory of contingent resource opportunities would likely necessitate development over a time frame much greater than the five-year reserve timing window; regulatory submissions and approval would be required for the thermal and major EOR projects to proceed; and verification of sustained economic productivity using CHOPS from zones with limited tests to date and zones with higher viscosity as well as verification of sub-zone continuity and quality that would enable feasible implementation of an EOR scheme.

The Company has disclosed total heavy oil initially in place in this news release. Total petroleum initially in place is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered petroleum initially in place will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the undiscovered petroleum initially in place.

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The Company has disclosed discovered heavy oil initially in place in this news release. Discovered petroleum initially-in-place is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and contingent resources; the remainder is unrecoverable. There is no certainty that it will be commercially viable to produce any portion of the resources.

Significant positive factors relevant to the estimates of total heavy oil initially in place, discovered heavy oil initially in place and best estimate contingent resources include: extensive well control which reduces geological risk of zone heavy oil initially in place across most of the lands. Significant negative factors relevant to the best estimate contingent resources include: limited demonstrated sustained production in certain zones; potential reservoir heterogeneity in sub-zones which may limit the applicability of EOR schemes and current lack of development plans.

Note to U.S. Readers

The Company reports its resources information in accordance with Canadian practices and specifically in accordance with National Instrument 51-101, “Standards of Disclosure for Oil and Gas Disclosure”, adopted by the Canadian securities regulators. Because the Company is permitted to prepare its resources information in accordance with Canadian disclosure requirements, it uses certain terms in this news release, such as “best estimate contingent resources” and “heavy oil initially in place” that U.S. oil and gas companies generally do not include or may be prohibited from including in their filings with the SEC.

All currency is expressed in Canadian dollars unless otherwise directed.

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